EXHIBIT 99.1

                            [letterhead of Sun State]






                                September , 1997



Shareholders of Sun State Capital Corporation


Dear Shareholder:

         A Special Meeting of the Common Shareholders of Sun State Capital Corporation ("Sun State") has been called for 9:00 a.m., Nevada time, on , 1997, at Sun State Bank, 4240 West Flamingo Road, Las Vegas, Nevada.

         The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization among Sun State, Sun State Bank (the "Bank"), Zions Bancorporation ("Zions") and Nevada State Bank ("NS Bank"), a wholly-owned subsidiary of Zions, which includes an Agreement to Merge between Sun State and Zions and an Agreement to Merge between the Bank and NS Bank (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of Sun State into Zions, with Zions being the surviving corporation and the merger of the Bank into NS Bank, with NS Bank being the surviving entity.

         Upon consummation of the Plan of Reorganization, each holder of Sun State Common Stock and each holder of Sun State Preferred Stock will be entitled to elect to receive, in exchange for their shares of Sun State Common Stock and shares of Sun State Preferred Stock, either cash or shares of Zions Common Stock or a combination of cash and stock, or indicate no preference between cash and stock. The election choice of each Sun State shareholder will be fulfilled unless the holders of Sun State Common Stock elect to receive more than 49% of the merger consideration in the form of cash; in that case, there will be a readjustment of the elections of holders of Sun State Common Stock so that a portion of the cash so elected will instead be paid in shares of Zions Common Stock in order that 51% of the merger consideration will be in the form of Zions Common Stock. Holders of Preferred Stock will receive either cash or stock or a combination of cash and stock in accordance with their elections. The terms and conditions of the Plan of Reorganization, including the provisions regarding readjustments of the shareholders' elections, are summarized in the accompanying Proxy Statement/Prospectus. See "Summary--Certain Definitions" in the Proxy Statement/Prospectus and the definitions of "Cash Election Number," "Election Adjustments," and "Non-Election Adjustments."

         A holder of Sun State Common Stock who chooses to receive Zions Common Stock will receive in exchange for each share of Sun State Common Stock that number of shares of Zions Common Stock calculated by dividing the Purchase Price (as defined in the Plan of Reorganization) of $37,000,000 plus accretions by the Average Closing Price (as defined) of Zions Common Stock and by further dividing


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Shareholders of Sun State Capital Corporation
July ___, 1997
Page 2



the number so reached by the number of shares of Sun State Common Stock issued and outstanding on the effective date of the Reorganization. A holder of Sun State Common Stock who chooses to receive cash and whose choice can be accommodated in full will receive in exchange for each share of Sun State Common Stock an amount of cash calculated by dividing the Purchase Price by the number of shares of Sun State Common Stock issued and outstanding on the effective date of the Reorganization.

         A holder of Preferred Stock who chooses to receive Zions Common Stock will receive in exchange for each share of Preferred Stock that number of shares of Zions Common Stock calculated by dividing $110 plus accrued and unpaid dividends on one share of Preferred Stock by the Average Closing Price. A holder of Preferred Stock who chooses to receive cash will receive in exchange for each share of Preferred Stock $110 plus accrued and unpaid dividends on one share of Preferred Stock. A holder of Preferred Stock who indicates no preference will be deemed to have elected to receive cash.

         On August 13, 1997, the closing price of Zions Common Stock was $35.6875 per share and Sun State had issued and outstanding 286,884 shares of its Common Stock and 5,719 shares of its Preferred Stock. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Assuming that the Reorganization had been consummated as of August 13, 1997 and the Average Closing Price had been $35.78, and assuming further that the Purchase Price equaled $37,944,285 on August 13, 1997, shareholders of Sun State under such circumstances would have received 3.6317 shares of Zions Common Stock for each share of Sun State Common Stock or cash equal to $129.94 per share of Sun State Common stock; and holders of Preferred Stock under such circumstances would have received 3.0964 shares of Zions Common Stock for each share of Preferred Stock or cash equal to $110.79 for each share of Preferred Stock.

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share consideration is likely to change before the Reorganization. See "Plan of Reorganization." Sun State shareholders are encouraged to obtain current market quotations for Zions Common Stock and to consider the interplay between the quotations and the definition of "Average Closing Price." See "Certain Definitions" in the Proxy Statement/Prospectus. No assurance can be given as to the market price of Zions Common Stock at or after the Effective Date.

         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning Sun State, SS Bank, Zions, and NS Bank as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the Common Shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.


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Shareholders of Sun State Capital Corporation
July ___, 1997
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         The affirmative vote of a majority of the issued and outstanding shares of Sun State Common Stock is required for approval of the Plan of Reorganization. Therefore, it is important that the Common Shareholders vote. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Holders of Sun State Preferred Stock will have no right to vote their shares of Preferred Stock at the Special Meeting.

         Any holder of Sun State Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies which approvals have been received and to certain other conditions, including the maintenance of Sun State's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in fourth quarter of 1997.

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of Sun State, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that the Common Shareholders vote to approve the Plan of Reorganization.

         Instructions describing the procedure to be followed to make your election to choose to receive cash, shares of Zions Common Stock, or a combination of cash and stock, or to indicate no preference between cash and stock are included with the accompanying Proxy Statement/Prospectus. If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your Sun State stock certificate for the selected Reorganization consideration. Please do not send your certificates to Sun State prior to receiving these instructions.

                                         Sincerely,




                                         John Dedolph
                                         President and Chief Executive Officer